CERTIFICATE OF DESIGNATION OF PREFERENCES,

RIGHTS AND LIMITATIONS

OF

SERIES B CONVERTIBLE PREFERRED STOCK

OF

VIATAR CTC SOLUTIONS INC.

It is hereby certified that:

1. The name of the Company (hereinafter called the "Company") is Viatar CTC Solutions Inc., a Delaware corporation.

2. The Certificate of Incorporation of the Company authorizes the issuance of Twenty Million (20,000,000) shares of preferred stock, $0.001 par value per share, and expressly vests in the Board of Directors of the Company the authority to issue any or all of said shares in one (1) or more series and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series B issue of Preferred Stock:

RESOLVED, that Five Million (5,000,000) of the Twenty Million (20,000,000) authorized shares of Preferred Stock of the Company shall be designated Series B Preferred Stock, and shall possess the rights and preferences set forth below:

Section 1.Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Alternate Consideration” shall have the meaning set forth in Section 7(c).

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

 “Common Stock” means the Company’s common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Common Stock Equivalents” means any securities of the Company or the subsidiaries of the Company, whether or not vested or otherwise convertible or exercisable into shares of Common Stock at the time of such issuance, which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Price” means $2.50, subject to adjustment as set forth in Section 7.

“Conversion Shares” means the shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock in accordance with the terms hereof.

“Dividend Payment Date” shall have the meaning set forth in Section 3(b).

“Effective Date” means the date that this Certificate of Designation is filed with the Secretary of State of Delaware.

“Effective Price per Share” means, with respect to Common Stock Equivalents, the exercise, exchange or conversion price (in addition to the consideration received by the Company upon such sale or issuance) of a Common Stock Equivalent, and with respect to Common Stock, the aggregate consideration per share received by the Company for such Common Stock. If shares are issued for a consideration other than cash, the Effective Price per Share shall be the fair value of such consideration as determined in good faith by the independent certified public accountants chosen by the holders of a majority of the Series B Preferred Stock (subject to consent of the Company, not to be unreasonably withheld or delayed). The Company shall pay all of the reasonable fees and expenses of such independent certified public accountants.

“Fundamental Transaction” shall have the meaning set forth in Section 7(c).

“Holder” shall mean the owner of the Series B Preferred Stock.

“Junior Securities” shall be the common stock and the Series B Preferred Stock and any security hereafter issued that is designated as a Junior Security in relation to the Senior Preferred.

“Liquidation” shall have the meaning set forth in Section 5.

“Mandatory Conversion” shall have the meaning set forth in Section 6(b).

“Mandatory Conversion Date” shall have the meaning set forth in Section 6(b).

“Notice of Conversion” shall have the meaning set forth in Section 6(a).

“Person” means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint-stock company, trust or unincorporated organization.

“PIK Shares” shall have the meaning set forth in Section 3(b).

“Purchase Agreement” means, with respect to each Holder, the securities purchase agreement between the Company and the original Holder.

“Preferred Stock” means the Company’s preferred stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Series B Preferred Stock” shall have the meaning set forth in Section 2.

“Senior Preferred” means the Company’s Series A Participating Preferred Stock.

“Stated Value” means $2.50 per share.

“Target” means that by March 31, 2018 the Company shall achieve the following goals:  obtain the CE Mark for its Therapeutic Oncopheresis System and generate at least $600,000 of gross profit in each of two fiscal quarters; provided, however, that if by December 31, 2016 the Company has not obtained $8 million of financing the Target shall be deemed to be achieved.

“Trading Day” means a day on which the OTCQB or any other trading market or exchange on which the Common Stock may then trade is open for business.

Section 2.    Designation and Authorized Shares.  The series of preferred stock designated by this Certificate shall be designated as the Company’s Series B Preferred Stock (the “Series B Preferred Stock”) and the number of shares so designated shall be 5,000,000.  The Series B Preferred Stock, together with the Common Stock, are Junior Securities.

Section 3.     Dividends. (a) The Holders will be entitled to receive, on any outstanding shares of Series B Preferred Stock held by such Holders, out of any funds and assets of the Company legally available prior and in preference to any declaration or payment of any dividend on the Common Stock, cumulative dividends, at a annual rate of 9.5% of the Stated Value; provided, however, that if the Target has not been achieved that annual dividend rate shall increase to 12% as of April 1, 2018.

(b) Dividends on the Series B Preferred Stock shall accrue quarterly commencing on the date of issue and be payable quarterly on January 1, April 1, July 1 and October 1 of each year commencing on April 1, 2016 (each, a “Dividend Payment Date”). Dividends shall be payable solely by delivery of additional shares of Series B Preferred Stock (“PIK Shares”), in an amount for each Holder equal to the aggregate dividend payable to such holder with respect to the shares of Series B Preferred Stock held by such holder as of the Dividend Payment Date divided by the Stated Value. PIK Shares may be issued as fractional shares when appropriate.

 Section 4.     Voting Rights. The Holders shall have the right to vote on any matter submitted to a vote of holders of Common Stock, voting together with the Common Stock as one (1) class. The Holders shall be entitled to the same notice of any regular or special meeting of the shareholders as may or shall be given to holders of Common Stock entitled to vote at such meetings. Each share of Series B Preferred Stock will entitle its Holder to one (1) vote (subject to proportional adjustment in the event of any stock split, stock dividend, or similar transaction). As long as any shares of Series B Preferred Stock are outstanding, the Company may not, without the affirmative vote of the Holders of 50.1% of the then outstanding shares of the Series B Preferred Stock, alter or change adversely the powers, preferences or rights given to the Series B Preferred Stock.  Nothing in the foregoing sentence shall impede a change in the Company’s certificate of incorporation, bylaws or other charter documents (including a change in the authorized shares of Series B Preferred Stock) which does not have such adverse effect.

Section 5.     Liquidation.  Upon any liquidation, dissolution or winding-up of the Company (“Liquidation”), the Holders of the Series B Preferred Stock will be entitled to receive out of the assets of the Company, whether such assets are capital or surplus, for each share of Series B Preferred Stock an amount equal to the Stated Value per share plus any accrued but unpaid dividends thereon before any distribution or payment may be made to the holders of any Common Stock.

Section 6.     Conversion.

a) Conversions at Option of Holder. Subject to the provisions of this Section 6, each share of Series B Preferred Stock will be convertible, at any time and from time to time from and after the Effective Date, at the option of the Holder thereof, into Common Stock.  Holders may effect conversions by providing the Company with a conversion notice (a “Notice of Conversion”) which specifies the number of shares of Series B Preferred Stock to be converted, the number of shares of Series B Preferred Stock owned prior to the conversion at issue, the number of shares of Series B Preferred Stock owned subsequent to the conversion at issue and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by facsimile or e-mail such Notice of Conversion to the Company (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date will be the date that such Notice of Conversion to the Company is deemed delivered hereunder. The calculations and entries set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.  To effect conversions of shares of Series B Preferred Stock, a Holder will not be required to surrender the certificate(s) representing such shares of Series B Preferred Stock to the Company unless all of the shares of Series B Preferred Stock represented thereby are so converted, in which case such Holder shall deliver the certificate representing such shares of Series B Preferred Stock promptly following the Conversion Date at issue.  Shares of Series B Preferred Stock converted into Common Stock in accordance with the terms hereof will be canceled and may not be reissued except as otherwise set forth in this Certificate of Designation.

b)   Mandatory Conversion. Commencing January 1, 2022, effective on the Trading Day (the “Mandatory Conversion Date”) on which the closing price of the Common Stock on the OTCQB or  other principal trading market or exchange on which the Common Stock may then trade, is at least $4.00 (subject to adjustment in the event of stock splits or stock dividends) for twenty (20) consecutive Trading Days with a minimum average daily trading volume of at least 25,000 shares for such period, all of the outstanding shares of Series B Preferred Stock will automatically convert to Common Stock (a “Mandatory Conversion”). Within three Business Days of the Mandatory Conversion Date, the Company shall deliver to each Holder the Conversion Shares issuable upon conversion of such Holder’s Series B Preferred Stock, and, within three Business Days after receipt of such  Conversion Shares, each Holder shall return the certificates for its Series B Preferred Stock to the Company, provided that, any failure by the Holder to return a certificate for Series B Preferred Stock will have no effect on the Mandatory Conversion pursuant to this Section 6(b), which Mandatory Conversion will be deemed to occur on the Mandatory Conversion Date.

c) Conversion Shares. The number of Conversion Shares which the Company shall issue upon conversion of the Series B Preferred Stock (whether pursuant to Section 6(a) or 6(b)) will be equal to the number of shares of Series B Preferred Stock to be converted, multiplied by the Stated Value, divided by the Conversion Price in effect at the time of the conversion.

 d) Mechanics of Conversion at Option of Holder

i. Delivery of Certificate Upon Conversion. Not later than three Trading Days after each Conversion Date, the Company shall deliver, or cause to be delivered, to the converting Holder a certificate or certificates which will contain appropriate restrictive legends and trading restrictions representing the number of Conversion Shares being acquired upon the conversion of shares of Series B Preferred Stock. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by the applicable Holder by the third Trading Day after the Conversion Date, the applicable Holder shall be entitled to pursue such legal remedies for the default as may be available and may also elect to rescind such Conversion Notice by written notice to the Company at any time on or before its receipt of such certificate or certificates, in which event the Company shall promptly return to such Holder any original Series B Preferred Stock certificate delivered to the Company and such Holder shall promptly return to the Company any Common Stock certificates representing the shares of Series B Preferred Stock unsuccessfully tendered for conversion to the Company.

ii. Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series B Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series B Preferred Stock, not less than such aggregate number of shares of the Common Stock as are issuable upon the conversion of all outstanding shares of Series B Preferred Stock.

iii. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of the Series B Preferred Stock.   As to any fraction of a share which a Holder would otherwise be entitled to purchase upon such conversion, the Company shall round up to the next whole share.

Section 7.     Certain Adjustments.

a) Stock Dividends and Stock Splits.  If the Company, at any time while the Series B Preferred Stock is outstanding: (A) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents (which, for avoidance of doubt, will not include any shares of Common Stock issued by the Company upon conversion of this Series B Preferred Stock); (B) subdivides outstanding shares of Common Stock into a larger number of shares; (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares; or (D) issues, in the event of a reclassification of shares of the Common Stock, any shares of capital stock of the Company, then the Conversion Price will be multiplied by a fraction of which the numerator will be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately before such event and of which the denominator will be the number of shares of Common Stock, or in the event that clause (D) of this Section 7(a) will apply shares of reclassified capital stock, outstanding immediately after such event.  Any adjustment made pursuant to this Section 7(a) will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)  Subsequent Equity Sales. If the Company, at any time while the Series B Preferred Stock is outstanding, either (i) during any twelve month period, sells Common Stock or Common Stock Equivalents for aggregate gross proceeds of more than $1,000,000 or (ii) after the Effective Date sells Common Stock or Common Stock Equivalents for aggregate gross proceeds of more than $2,000,000, in either case at an overall Effective Price per Share which is less than the Conversion Price then in effect, in each such case the Conversion Price in effect immediately prior to such issue or sale will be automatically reduced to such lower Effective Price Per Share (calculated based on the overall Effective Price Per Share for all such sales during the measurement period) effective on the last day of such measurement period; provided, however, that this provision will not apply to issuances of Common Stock or Common Stock Equivalents to employees, agents, consultants or other persons or entities for services rendered.

c) Fundamental Transaction. If, at any time while the Series B Preferred Stock is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, or (C) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent conversion of the Series B Preferred Stock, the Holders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”).  For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall adjust the Conversion Price in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration they receive upon any conversion of the Series B Preferred Stock following such Fundamental Transaction.  To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7(c) and insuring that the Series B Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

d) Calculations.  All calculations under this Section 7 will be made to the nearest cent or the nearest 1/100th of a share, as the case may be.

e) Notice to the Holders.

Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Company shall promptly deliver to each Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

Section 8.     Miscellaneous.

a) Notices.  Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile, by e-mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address set forth in the Purchase Agreement or address as the Company may specify for such purposes by notice to the Holders delivered in accordance with this Section.  Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally or sent by a nationally recognized overnight courier service, or by facsimile or e-mail, addressed to each Holder at the address of such Holder such forth in the Purchase Agreement or appearing on the books of the Company, or if no such address appears in the Purchase Agreement or on the books of the Company, at the principal place of business of the Holder.  Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or upon actual receipt by the party to whom such notice is required to be given.

b) Lost or Mutilated Series B Preferred Stock Certificate.  If a Holder’s Series B Preferred Stock certificate becomes mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series B Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof reasonably satisfactory to the Company.

c) Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof.  All legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation may be commenced only in the state and federal courts sitting in the City of New York, Borough of Manhattan.

e) Waiver.  Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders.  The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation.  Any waiver by the Company or a Holder must be in writing.

f) Severability.  If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.  If it shall be found that any dividend or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

g) Status of Converted Series B Preferred Stock.  If any shares of Series B Preferred Stock shall be converted or reacquired by the Company, such shares shall resume the status of authorized but unissued Series B Preferred Stock, provided, however, that such shares may be reissued only as PIK Shares.

[Signature page follows.]

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Company as of this 19th day of February, 2016.

/s. Ilan Reich
Name: Ilan Reich Title: Chief Executive Officer

8